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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 1 FOR THE MONTH OF JANUARY, 2002







                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)


             700 Bay Street, Suite 1000, Toronto ON, Canada M5g 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X  Form 40-F
                                      ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

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                              VISIBLE GENETICS INC.

         On January 28, 2002, Visible Genetics Inc. (the "Company") issued a press release. The press release is attached as Exhibit 1 to this Form 6-K and incorporated into this Form 6-K by reference.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. A variety of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in these forward looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company include but are not limited to: uncertainty of acceptance of genotyping in general, and of our products, in particular in the clinical diagnostic market; desire of the FDA to take enforcement action to restrict the use of home brew genotyping tests to provide drug resistance reports and tests to physicians and other health care providers; refusal of insurance companies and other third party payors to reimburse us for our products; problems that we may face in bringing our hepatitis C genotyping kit to market; problems that we may face in manufacturing, marketing and distributing our products; delays which may occur in making our Atlanta manufacturing facility fully operational; problems we may face with future clinical trials; delays in obtaining approval by the FDA for changes made to FDA approved products; delays in obtaining or our inability to obtain FDA approval for certain of our future products; delays in obtaining or inability to obtain approval by certain foreign regulatory authorities for our products; problems in acquiring and protecting intellectual property important to our business through patents, licenses and other arrangements; our abilities to successfully defend claims that our products may infringe the intellectual property rights of others; problems with important suppliers and business partners; delays in developing new products and enhanced versions of existing products; and the timing of our future capital needs and/or inability to raise capital when needed; and other issues detailed from time to time in the Company's SEC filings, including its most recent annual report on Form 20-F. These forward looking statements speak only as of the date hereof. Visible Genetics disclaims any intent or obligation to update these forward looking statements.

Exhibit 1 - Press Release dated January 28, 2002







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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            VISIBLE GENETICS INC.


Date: January 28, 2002                      By: /s/ THOMAS J. CLARKE
                                                --------------------
                                                Name: Thomas J. Clarke
                                                Title: Chief Financial Officer